EXHIBIT 77D for IDS Market Advantage Series, Inc.
IDS Small Company Index Fund

At the Board of Directors meetings held on October 7-8, 1998, the following investment policies were eliminated:

The Fund will not pledge or mortgage it's assets beyond 15% of total assets.

The Fund will not invest more than 5% of its total assets in securities of domestic or foreign companies, including any predecessors, that have a record of less than three years continuous operations.

The Fund will not invest more than 5% of its net assets in warrants.

The Fund will not invest in exploration or development programs, such as oil, gas or mineral leases.